UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71357 / January 21, 2014

Admin. Proc. File No. 3-15455

In the Matter of

EXMOCARE, Inc. (N/K/A SECOND SOLAR, INC.),
FIRST TRANSACTION MANAGEMENT, INC.,
JETPADS, INC.,
PEPPERBALL TECHNOLOGIES, INC.,
PURE PLAY MUSIC, LTD.,
RIM SEMICONDUCTOR CO.,
SMALL BUSINESS CO., INC.,
STARVOX COMMUNICATIONS, INC.,
STEAKHOUSE PARTNERS, INC., AND
SUTURA, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Exmocare, Inc. (n/k/a Second Solar, Inc.), First Transaction Management, Inc., jetPADS, Inc., PepperBall Technologies, Inc., Pure Play Music, Ltd., Rim Semiconductor Co., Small Business Co., Inc., StarVox Communications, Inc., Steakhouse Partners, Inc., and Sutura, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Exmocare, Inc. (n/k/a Second Solar, Inc.), First Transaction Mgmt., Inc., jetPADS, Inc., PepperBall Technologies, Inc., Pure Play Music, Ltd., Rim Semiconductor Co., Small Bus. Co., Inc., StarVox Commc'ns, Inc., Steakhouse Partners, Inc., and Sutura, Inc.,* Initial Decision Rel. No. 519 (Nov. 14, 2013), 107 SEC Docket 12, 2013 WL 6040315. The stock symbols and Central Index Key numbers are: SDSL and 1098686 for Exmocare, Inc.; FMNG and 1096613 for First Transaction Management, Inc.; JPAD and 1438392 for jetPADS, Inc.; PBAL and 1216199 for Pepperball Technologies, Inc.; PPML and 1122686 for Pure Play Music, Ltd.; RSMI and 1026595 for Rim Semiconductor Co.; SBCO and 1285936 for Small Business Co., Inc.*;* SVOXQ and 895716 for StarVox Communications, Inc.; STKPQ and 1017156 for Steakhouse Partners, Inc.*;* and SUTU and 937814 for Sutra, Inc.

decision of the Commission with respect to Exmocare, Inc. (n/k/a Second Solar, Inc.), First Transaction Management, Inc., jetPADS, Inc., PepperBall Technologies, Inc., Pure Play Music, Ltd., Rim Semiconductor Co., Small Business Co., Inc., StarVox Communications, Inc., Steakhouse Partners, Inc., and Sutura, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Exmocare, Inc. (n/k/a Second Solar, Inc.), First Transaction Management, Inc., jetPADS, Inc., PepperBall Technologies, Inc., Pure Play Music, Ltd., Rim Semiconductor Co., Small Business Co., Inc., StarVox Communications, Inc., Steakhouse Partners, Inc., and Sutura, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 519
ADMINISTRATIVE PROCEEDINGS
FILE NO. 3-15455

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of EXMOCARE, INC. (N/K/A SECOND SOLAR, INC.), FIRST TRANSACTION MANAGEMENT, INC., JETPADS, INC., PEPPERBALL TECHNOLOGIES, INC., PURE PLAY MUSIC, LTD., RIM SEMICONDUCTOR CO., SMALL BUSINESS CO., INC., STARVOX COMMUNICATIONS, INC., STEAKHOUSE PARTNERS, INC., AND SUTURA, INC.	INITIAL DECISION ON DEFAULT November 14, 2013

APPEARANCES: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange
                Commission

               No appearances were made by, or on behalf of, any Respondent

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on September 10, 2013, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and have not filed reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13. All Respondents were served with the OIP by September 13, 2013. See 17 C.F.R. § 201.141(a)(2)(ii).

On September 27, 2013, I denied a motion by Cynthia Conroy-Smith (Conroy-Smith), Trustee of the Hershel Smith Trust (Trust), for an enlargement of time for Small Business Co., Inc. (Small Business), to file periodic reports that it has not filed since 2009, and an application to file an Amicus Curiae Brief on behalf of Small Business. See Exmocare, Inc. (n/k/a Second Solar, Inc.), Admin. Proc. Rulings Release No. 923 (Sept. 27, 2003).

At the prehearing conference on October 8, 2013, Gust G. Sarris (Sarris), attending on behalf of Conroy-Smith for the Trust, explained that the Trust owns 30 million shares of Small Business and that as Trustee Conroy-Smith has initiated an action in St. Johns County Florida against the directors of Small Business, which he expects to go into receivership. Conroy-Smith v. Person, Case No. 2013-CA-001392 (Fla. 7th Cir. 2013). Sarris was unsuccessful in arranging for a director of Small Business to participate in the prehearing conference to ask for additional time to make the missing filings. Tr. 7-8. The Division of Enforcement pointed out that under Rule 102(b) of the Commission's Rules of Practice a director would not be sufficient and an officer was needed to represent the company. Tr. 10.

Respondents are in default because they did not file an Answer to the OIP, did not participate in a prehearing conference on October 8, 2013, and did not otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

Exmocare, Inc. (n/k/a Second Solar, Inc.) (Exmocare), Central Index Key (CIK) No. 1098686 is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Exmocare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 29, 2008, which reported a net loss of $561,399 for the prior six months. As of September 5, 2013, Exmocare's stock, symbol SDSL, was quoted on OTC Link operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

First Transaction Management, Inc. (First Transaction), CIK No. 1096613, is a delinquent Delaware corporation located in Westlake Village, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). First Transaction is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of over $2.7 million since the company's March 25, 1999, inception. As of September 5, 2013, First Transaction's stock, symbol FMNG, was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

jetPADS, Inc. (jetPADS), CIK No. 1438392, is a revoked Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). jetPADS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2011, which reported a net loss of $148,614 for the prior nine months. As of September 5, 2013, jetPADS's stock, symbol JPAD, was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PepperBall Technologies, Inc. (PepperBall), CIK No. 1216199, is a delinquent Colorado corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PepperBall is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $869,000 for the prior nine months. As of September 5, 2013, PepperBall's stock, symbol PBAL, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pure Play Music, Ltd. (Pure Play), CIK No. 1122686, is a revoked Nevada corporation located in Poway, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pure Play is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $775,913 for the prior nine months. As of September 5, 2013, Pure Play's stock, symbol PPML, was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Rim Semiconductor Co. (Rim), CIK No. 1026595, is a Utah corporation located in La Jolla, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rim is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a net loss of over $5.4 million for the prior six months. As of September 5, 2013, Rim's stock, symbol RSMI, was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Small Business, CIK No. 1285936, is a Delaware corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Small Business is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $262,184 for the prior nine months. As of September 5, 2013, Small Business's stock, symbol SBCO, was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

StarVox Communications, Inc. (StarVox), CIK No. 895716, is a void Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). StarVox is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 2007, which reported a net loss of over $16.5 million for the prior nine months. On March 26, 2004, StarVox filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which was still pending as of May 17, 2013. As of September 5, 2013, StarVox's stock, symbol SVOXQ, was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Steakhouse Partners, Inc. (Steakhouse), CIK No. 1017156, is a void Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Steakhouse is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2007, which reported a net loss of over $13.6 million for the prior twelve months. On May 15, 2008, Steakhouse filed a Chapter 11 petition in the U.S. Bankruptcy Court for the

Southern District of California, which was converted to Chapter 7 and was still pending as of May 17, 2013. As of September 5, 2013, Steakhouse's stock, symbol STKPQ, was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sutura, Inc. (Sutura), CIK No. 937814, is a Delaware corporation located in Fountain Valley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sutura is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of over $11 million for the prior twelve months. As of September 5, 2013, Sutura's stock, symbol SUTU, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Exmocare, First Transaction, JetPADS, PepperBall, Pure Play, Rim, Small Business, StarVox, Steakhouse, and Sutura have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and/or 13a-13 because, as noted, they failed to make periodic filings and have failed to heed delinquency letters sent to them by the Division of Corporation Finance, or due to their failure to maintain a valid address on file with the Commission, they did not receive such letters.

The Commission has recently directed "that [administrative] law judges issue initial decisions as to respondents who are also in default." Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013). The Commission's Rules of Practice provide that an initial decision:

> shall include: findings and conclusions, and the reasons or basis therefor, as to all material issues of fact, law or discretion presented on the record and the appropriate order, sanction, relief, or denial thereof. The initial decision shall also state the time period, not to exceed 21 days after service of the decision, except for good cause shown, within which a petition for review of the initial decision may be filed.

17 C.F.R. § 201.360(b).

The Commission stated in Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, the first litigated appeal on appropriate sanctions for violations of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, that the following considerations were appropriate: (1) seriousness of the issuer's violations; (2) isolated or recurrent nature of the violations; (3) degree of culpability involved;

(4) extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) credibility of the issuer's efforts, if any, against further violations.[1] Respondents' violations are serious because Exchange Act Section 13(a)'s reporting requirements are the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted). Respondents' conduct was recurrent because the consecutive violations occurred over period that ranged from almost two to almost six years. The level of culpability is high because public companies are required to know the regulations that apply to them as a result of the registration of their securities and cannot plead ignorance to evade liability. See 17 C.F.R. § 249.310 (Commission Form 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496-97.

Finally, Respondents have ignored the proceeding. Accordingly, they have made no attempt to show any efforts to remedy past violations, ensure future compliance, or made credible efforts against further violations. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Exmocare, Inc. (n/k/a Second Solar, Inc.), First Transaction Management, Inc., jetPADS, Inc., PepperBall Technologies, Inc., Pure Play, Music, Ltd., Rim Semiconductor Co., Small Business Co., Inc., StarVox Communications, Inc., Steakhouse Partners, Inc., and Sutura, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of

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[1] These factors are almost identical to the factors used to assess the public interest in administrative proceedings brought pursuant to Exchange Act Section 15(b). See Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981).

fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013).

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Brenda P. Murray,
Chief Administrative Law Judge